December 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549
Attention: Michael Volley / Amit Pande

Re:    Greenlight Capital Re, Ltd.
    Form 10-K filed March 10, 2021 (the “Form 10-K”)
    File No. 001-33493

Dear Sirs:

Set forth below is the response of Greenlight Capital Re, Ltd. (the “Company” or “we”) to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated October 18, 2021 and the Staff's subsequent comment letter of December 8, 2021, and our telephonic discussion with the Staff on December 9, 2021, with respect to the Form 10-K referenced above.

To facilitate your review, we have set forth below the Staff's comment contained in your letter of December 8, 2021, followed by the Company's response thereto.

Form 10-K filed March 10, 2021
Liquidity and Capital Resources, page 73

1.Comment: Please refer to comment 1. Please revise future filings to discuss the impact of contracts cancelled separately from other types of adjustments (e.g. novation, commutation, etc.) on historical revenue and other relevant metrics for the periods presented, and discuss appropriate facts and circumstances to fully describe any material cancellation or adjustment.

Response:

As requested, below is our proposed disclosure, the majority of which is unchanged from the Company's original response of November 12, 2021. The additional text in bold reflects our response to address the Staff's subsequent comment:

“Some of our assumed reinsurance contracts contain provisions that permit our clients to cancel the contract or require additional collateral in the event of a downgrade in our A.M. Best ratings below A- (Excellent) or a reduction of our capital or surplus below specified levels over the course of the agreement. In the periods presented, there were no such cancellations or other adjustments relating to novations, commutations, or similar actions that had a material impact on our premiums written, net income, or liquidity position, either individually or in the aggregate.

Contracts containing cancellation rights represented approximately [X]% of gross premiums written during 2021. Further, we believe, in the event that all additional collateral requirements had been triggered as of December 31, 2021, additional required collateral would equal approximately $[X] million.”

Please do not hesitate to contact the undersigned at (239) 310-3684 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Neil Greenspan
Neil Greenspan
Chief Financial Officer

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